EXHIBIT 21

SUBSIDIARIES OF STANADYNE CORPORATION

Precision Engine Products Corp., a Delaware company incorporated in USA

Precision Engine Products LTDA, a commercial limited liability company incorporated in Brazil

Stanadyne, SpA, a S.p.A. company incorporated in Italy

Stanadyne Amalgamations Private Limited a private limited company incorporated in India (fully consolidated based on the Company’s 51% controlling share, while the remaining 49% is recorded as a minority interest)